UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

COMMUNITY BANKS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $5.00 Per Share
(Title of Class of Securities)

203628102
(CUSIP Number of Class of Securities of Underlying Common Stock)

Donald F. Holt, Chief Financial Officer
Community Banks, Inc.
777 East Park Drive
Harrisburg, Pennsylvania 17111
(717) 920-5800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Mary Alice Busby, Esquire
Mette, Evans & Woodside
1105 Berkshire Blvd. Suite 320
Wyomissing, PA 19610
(610) 374-1135

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Attached as Exhibit 99.1 is a memorandum from Community’s Senior Vice President, Director of Human Resources, to holders of options to purchase shares of common stock of Community Banks, Inc. These stock options were granted under employee and director stock option plans. The memorandum addresses questions concerning a proposed merger of Community Banks, Inc. into Susquehanna Bancshares, Inc. and the ability under the merger agreement of option holders to elect to require Community to cancel their stock options in exchange for a cash payment. The cash payment would be equal to the product of (i) the excess, if any, of (x) the per share cash consideration (as defined in the merger agreement) over (y) the exercise price per share of Community common stock subject to such option, multiplied by (ii) the total number of shares of Community common stock subject to such option immediately prior to its cancellation. This election will only be available if the merger agreement is approved by the shareholders of both Community and Susquehanna and the proposed merger is approved by appropriate regulatory agencies and other closing conditions are satisfied.

This preliminary communication does not constitute an offer to holders of Community stock options. In the event the pending merger is approved and other conditions set forth in the merger agreement are satisfied, a tender offer will commence. At the commencement of the tender offer, Community will provide option holders with written materials explaining the precise terms and timing of the tender offer. Holders of options to purchase shares of Community common stock should read these written materials carefully because they will contain important information about the tender offer. Community will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon commencement of the tender offer. Option holders and shareholders of Community will be able to obtain these written materials and other documents filed by Community with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's Web site at www.sec.gov. In addition, option holders and investors may obtain free copies of the documents from Community by contacting Patricia E. Hoch, Community Banks, Inc., 777 East Park Drive, Harrisburg, PA 17111, telephone 717-920-5800 or from Community's Web site at www.communitybanks.com.

Item 12. Exhibits

Exhibit Number	Description
99.1	Memorandum, dated July 26, 2007, from Richard Soulies, Senior Vice President, Director of Human Resources, to holders of Community stock options.

Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of preliminary communications.